SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E. 7/1/02

For the month of July 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

Investor Relations Conference

A conference to discuss Kookmin Bank's earnings for the first half of year 2002 will be held on Monday, July 29, 2002.

■ Date	July 29, 2002
■ Time	16:00 Seoul Time / 08:00 GMT / 03:00 New York / 15:00 Hong Kong & Singapore
■ Venue	21st Floor, Korea Stock Exchange, 33 Yoido-dong, Youngdeungpo-ku Seoul, Republic of Korea
■ Language	Korean and English. A simultaneous interpretation will be available for the english-speaking participants.

The conference will be accessible as a video webcast through the Investor Relations section of Kookmin Bank's website, www.kookminbank.com. For those unable to access the website, it will also be available by phone call at the same time.

Telephone numbers are:

■ From overseas	82-82-1544-3356 or 82-2-6677-3356
■ From Korea	1544-3356 or 02-6677-3356
■ Pass code	6789

The presentation material will be disclosed as soon as applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: July 23, 2002

By: ______________________
(Signature)

Name: Jong-Kyoo Yoon
Title: Executive Vice President & Chief Financial Officer